SECUSION

12061711

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambassador Financial Group Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 North Cedar Crest Blvd. Suite 508
(No. and Street)

Allentown (City) Pennsylvania (State) 18034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew T. Resch 610-351-1633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

One Windsor Plaza 7535 Windsor Drive, Suite 3 (Address) Allentown (City) PA (State) 18195 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2012
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew T. Resch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ambassador Financial Group Inc, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Co-CEO

Title



Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly E. Cooper, Notary Public
City of South Whitehall, Lehigh County
My Commission Expires May 18, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ambassador Financial Group, Inc.

Financial Report

December 31, 2011

Ambassador Financial Group, Inc.

Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Current Assets		
Cash and cash equivalents	$1,210,838	$1,111,072
Commissions and other fees receivable	98,238	19,536
Prepaid expenses	95,555	76,773
Total Current Assets	1,404,631	1,207,381
Furniture and Equipment, Net of Accumulated Depreciation	45,739	47,076
Other Asset, Deposits	33,333	32,790
Total Assets	$1,483,703	$1,287,247
Liabilities and Stockholders' Equity		
Current Liabilities		
Commissions payable	$ 1,151	$ 1,849
Accounts payable	21,294	16,853
Accrued expenses	733	24,763
Total Current Liabilities	23,178	43,465
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	25,000	25,000
Retained earnings	1,435,525	1,218,782
Total Stockholders' Equity	1,460,525	1,243,782
Total Liabilities and Stockholders' Equity	$1,483,703	$1,287,247

See Notes to financial statements.